                                    SEC 1344
      (7-2000) PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF Previous INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND versions UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                    obsolete

                                  OMB APPROVAL
                              OMB Number: 3235-0058
                            Expires: January 31, 2002
                            Estimated average burden
                           hours per response... 2.50

                            SEC FILE NUMBER 001-15043
                            CUSIP NUMBER #126514 10 8

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

       (CHECK ONE): [X]FORM 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                                 [ ] Form N-SAR

                        For Period Ended: MARCH 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                For the Transition Period Ended: ________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                    VERIFIED ANY INFORMATION CONTAINED HERIN.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

C-3D Digital, Inc.
FULL NAME OF REGISTRANT

Chequemate Iternational, Inc.
FORMER NAME IF APPLICABLE

10 Universal City Plaza, #1100
Universal City, CA 91608
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)


                       PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form ( N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10- Q, or portion thereof will be filed on or before the fifth

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (ATTACH EXTRA SHEETS IF NEEDED)

THE REGISTRANT HAS NOT BEEN ABLE TO FINALIZE ITS ANNUAL REPORT ON FORM 10K FOR ITS FISCAL YEAR ENDED MARCH 31, 2002, DUE TO PENDING INFORMATION. AS A RESULT, ADDITIONAL TIME IS REQUIRED BEFORE IT WILL HAVE THE NECESSARY INFORMATION TO COMPLETE AND FILE ITS FORM 10K.THE REGISTRANT EXPECTS TO FILE ITS FORM 10K WITHIN THE FIFTEEN-CALENDAR DAY EXTENSION PERIOD PER FORM 12B-25.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       CHANDOS C. MAHON              818                     509-6262
       ---------------------     -----------            ------------------
       (Name)                    (Area Code)            (Telephone Number)



(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [YES]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [NO]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                C3D-DIGITAL, INC.
                               ------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE 6/29/02 BY /s/ CHANDOS MAHON

                          CHANDOS MAHON, PRESIDENT/CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 END OF FILING